MATERIAL CHANGE REPORT
51-102F3

Item 1 Name and Address of Company

Metalla Royalty & Streaming Ltd. (the "Company")

Suite 501, 543 Granville Street

Vancouver, British Columbia V6C 1X8

Item 2 Date of Material Change

September 4, 2020

Item 3  News Release

News release dated September 4, 2020 was disseminated and filed on SEDAR with applicable securities commissions.

Item 4 Summary of Material Change

The Company announced that it has entered into an equity distribution agreement with a syndicate of agents to establish an at-the-market equity program. The Company may distribute up to US$20 million (or the equivalent in Canadian dollars) of common shares of the Company under such at-the-market equity program. The net proceeds of any such sales will be used to finance the future purchase of streams and royalties by the Company and for general working capital purposes.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that it has entered into an equity distribution agreement (the "Distribution Agreement") with a syndicate of agents (collectively, the "Agents") including BMO Nesbitt Burns Inc., Cormark Securities Inc. and Eight Capital, as the Canadian agents, and BMO Capital Markets Corp. and Cormark Securities (USA) Limited, as the United States agents, to establish an at-the-market equity program (the "ATM Program").

The Company may distribute up to US$20 million (or the equivalent in Canadian dollars) of common shares of the Company (the "Offered Shares") under the ATM Program. The Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company's discretion. The Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale.

The net proceeds of any such sales will be used to finance the future purchase of streams and royalties by the Company and for general working capital purposes. The Company anticipates that it will use the flexibility and availability of the ATM Program to finance small transactions, and the amended Beedie Convertible Loan Facility for larger transactions.

Under the Distribution Agreement, sales of Offered Shares will be made by the Agents through "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions on the TSX Venture Exchange, NYSE American LLC or any other trading market for the Offered Shares in Canada or the United States. The Company is not obligated to make any sales of Offered Shares under the Distribution Agreement. Unless earlier terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the ATM Program reaches the aggregate amount of US$20 million (or the equivalent in Canadian dollars); or (b) June 1, 2022.

The ATM Program is being made pursuant to a prospectus supplement to the Company's short form base shelf prospectus dated May 1, 2020 and U.S. registration statement on Form F-10 filed April 29, 2020, as amended on May 1, 2020. The prospectus supplement relating to the ATM Program has been filed with the securities commissions in each of the provinces of Canada and with the United States Securities and Exchange Commission.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Item 9 Date of Report

September 10, 2020